

2006 ANNUAL REPORT



Dynatronics

2006 ANNUAL REPORT

2006 Letter To Shareholders

"The road to success is always under construction," said John Patten, former publisher of Business Week magazine. Over the past year we experienced this reality firsthand. We also learned that construction can cause significant detours and delays. Nevertheless, we remain firmly focused on following the road to success.

Last year at this time we had great expectations for new product introductions. The road to the successful rollout of those products seemed fairly smooth. But as it turned out, unforeseen barriers and challenges delayed our plans – particularly relating to the introduction of the anticipated X-Series products.

The Dynatron® X3 and the Dynatron® DX2™ are the core products of the new X-Series product line. The X3 is a powerful infrared light therapy device that can operate two infrared light pads and a light probe simultaneously. It caters to practitioners who have discovered the effectiveness of using infrared light therapy as a primary modality. It offers easy user interface by incorporating color touch-screen technology and is simple to upgrade using established compact flash technology. This powerful device began shipping in August 2006 and has been well received in the market.

The Dynatron DX2 stands as a testament to Dynatronics' reputation as a technological innovator in the physical medicine market. Like other combination devices we offer, this unique product incorporates two modalities in one. The first modality essentially provides Dynatron X3 capabilities: i.e., simultaneous light pad and light probe therapy treatments. These are built into the DX2. The second modality involves the well-known traction (decompression) therapy, which has proven effective in relieving back and neck pain. Since light therapy has been shown to relieve inflammatory conditions and even relax muscles, it is a perfect companion therapy to traction therapy. Combining the two therapies allows practitioners to achieve enhanced outcomes. The Dynatron DX2 also incorporates the same touch-screen and compact flash technology that is part of the X3 device. The DX2 began shipping in late September 2006.

The X-Series represents a significant departure from the base technology of the previous Solaris or 50 Series product lines. It was time to upgrade and take advantage of new technologies. Both the Dynatron DX2 and X3 products were originally expected to ship in the second quarter of fiscal year 2006. We significantly underestimated the time required to effect that change. Vendor problems added to the delay. In the end, it took eight to nine months longer than anticipated to reach our destination of product release.

Even so, we were successful in releasing many other products in the course of the last fiscal year on a more timely basis. In fact, fiscal year 2006 was one of the most prolific years we have had for new product introductions. Those new products included the Dynatron XP Infrared Light Pad, the Dynatron XPb Booster Box, the Dynatron 880Plus Light Probe, the Dynatron 405 Light Probe, the Dynatron iBox, the Dynatron 702 and the DT4X motorized therapy table. *(More information about these products is available in the following pages).*

With so many new products being developed, it is not surprising that fiscal year 2006 generated the highest research and development expenditures in the history of the company. These expenditures totaled $1,756,281, which is a 35 percent, or a $453,559, increase over R&D expenditures a year ago.

In keeping with our focus on R&D, Ron Hatch was reassigned to focus solely on his duties as the Vice-President of Research and Development for Dynatronics. His previous duties over production and technical services were assumed by Jim Woods, who now serves as director of manufacturing and is a member of the executive management team. Jim brings over 30 years of engineering and manufacturing experience to Dynatronics and has been a welcome addition since March 2006.

During the second quarter of fiscal 2007 we anticipate releasing two more new products – the Dynatron® T4 traction therapy table and the Dynatron® T3 motorized therapy table. These two tables offer important features that will distinguish them from competitive models. The T4 table will be combined with the Dynatron DX2 traction device as a complete package for decompression therapy.

In order to increase our manufacturing capabilities to accommodate the new T3 and T4 tables and also to boost operational efficiency, we completed a 10,000 square foot expansion of our operations in Chattanooga, Tennessee. This additional space and upgrade of our facility will allow further growth and expansion of our operations – not only for the T3 and T4 tables, but also for the planned new wood tables targeted to the more economic-minded segments of our market.

In the coming year, we also plan to aggressively capitalize on relationships we have developed with overseas vendors to help us lower our cost of product and improve margins. These processes take time to develop, but we believe they will provide significant potential for improving profitability.

This year also presented challenges for our Synergie line of aesthetic products. The reduction in Synergie sales was the largest contributor to our reduced gross profit. This drop in sales was a direct reflection of changing distribution. Some dealers who had been carrying our line decided to exit the capital equipment side of the market. We are making changes to our distribution model in this coming year to expand distribution throughout the country as well as internationally. The aesthetics market is a growth market that we believe still has untapped potential.

We can honestly say we are glad to be looking in our rear view mirror at the detours and delays we experienced during the past fiscal year. We approach this new year a little more humbly, but with great commitment to build on those experiences. With the new X-Series products now released, additional new products planned for release this year, greater efficiencies in production and better management staffing, there is cause for optimism.

Sincerely,



Kelvyn H. Cullimore, Jr.
Chairman, President and CEO



Larry K. Beardall
Executive Vice President of Sales and Marketing

Kelvyn H. Cullimore, Jr.
Chairman, President and CEO

LIGHT THERAPY

Dynatron® X3
Infrared Light Therapy Unit



Dynatron® XP*
Light Pads

The Dynatron X3 is one of the most powerful infrared light therapy devices on the market. It generates a total of 16,000mW of light energy and is engineered to provide three independent infrared light therapy treatments: two light pad treatments and one light probe treatment simultaneously. The X3's state-of-the-art, interactive touch-screen display features onboard tutorials and protocols.

The Dynatron XP Infrared Light Pad is much larger and more powerful than current light probes, and is able to treat large areas of the body in minutes. The XP's flexibility makes treating extremities and uneven surfaces fast and easy.

* *Patent Pending*

LIGHT PROBES

New in 2006



Dynatron® 405
Infrared & Blue Light Probe

New in 2006



Dynatron® 880*plus*
Infrared Light Probe



Dynatron® 890
Laser Probe

Light Therapy Cont'd...

TESTIMONIAL:

"Because of Scoliosis, I have had chronic lower back pain for 30 years. I have been seeing my doctor for this condition for close to 10 years. In the last 2 months, he has treated this pain with infrared light therapy. I wasn't expecting much in the way of pain relief, but I was surprised to find that it made a huge difference. My lower back felt very relaxed after the treatment – and stayed relaxed. My lower back has not returned to its usual tense condition since I have been treated with light therapy. I love it!"

- LaNan Donovan
Patient

Research Update:

J. Stephen Guffey, PT, Ed.D. and Jay Wilborn, MT(ASCP), M.Ed. have been engaged in research using Dynatronics light therapy devices. Their work is expected to be published soon in a respected scientific journal. Dr. Guffey and Mr. Wilborn examined the potential bactericidal effect of light at 405, 470, and 880 nm. The results of this work suggest that 405 nm light effectively inhibits the growth of Staph and pseudomonas bacteria. A follow-up study is being conducted at Weber State University in Ogden, Utah, to determine whether 405 nm light is equally effective against MRSA, a strain of Staph that is resistant to many antibiotics and a common problem in athletic settings.

Other Products Released in 2006


SOLARIS

Dynatron® 702
Stand-alone Light Unit


ibox

Dynatron® iBox™ Iontophoresis and Dynatron® Ion™ Electrodes



DT4X
Traction Table

DECOMPRESSION THERAPY

Dynatronics is the first to combine the benefits of infrared light therapy and decompression therapy in one innovative unit. Utilizing patent-pending technology, the Dynatron DX2 traction device controls the delivery of traction forces, while at the same time enabling infrared light therapy treatments by pad or probe.

The DX2 features two machines in one. In addition to delivering traction therapy, the DX2 has three channels of infrared light therapy.

The DX2 system automatically calculates and digitally displays the treatment angle, allowing for Targeted Decompression™.


Dynatron
07:00
80
30°

The DX2 features an interactive touch-screen display that facilitates quick, easy treatment set-ups.

Dynatron® DX2™
Decompression Unit

By pre-treating with the Dynatron XP Light Pad a better outcome is achieved than just using decompression therapy alone.

DECOMPRESSION THERAPY RELIEVES PAIN ASSOCIATED WITH...



Degenerative Disc Disease



Herniated Disc



Pinched Nerve

DECOMPRESSION THERAPY CONT'D...

TESTIMONIAL:

"In the few weeks that we have used the DX2 Decompression system in our practice, we have seen miraculous changes in patients who would have otherwise been sent directly to surgeons. I whole-heartedly endorse this treatment. It has been a Godsend to people that adjusting alone was unable to help.

- Jeffrey G. Norman, D.C.
Clearfield, UT


07:00
80
30

DYNATRON® T3 & T4 TABLES

(Scheduled to begin shipping in December 2006)

We believe the new Dynatron T3 treatment table will become our best-selling model, thanks to its many top-end features and affordable pricing.

The new Dynatron T4 treatment table represents a quantum leap ahead of other products. It is our first combination traction/three-section table. When combined with the new DX2 traction/decompression unit, we believe it represents the most innovative and complete traction/decompression package on the market.



DYNATRONICS' MANAGEMENT



TOP: Robert J. (Bob) Cardon, Terry M. Atkinson, James E. Woods, Ronald J. Hatch
BOTTOM: Kelvyn H. Cullimore, Jr. and Larry K. Beardall

- Kelvyn H. Cullimore, Jr.
  Chairman, President, and CEO
- Larry K. Beardall
  Executive Vice President of Sales and Marketing
- Ronald J. Hatch
  Vice President of R&D
- Terry M. Atkinson, CPA
  Chief Financial Officer
- James E. Woods
  Director of Manufacturing
- Robert J. (Bob) Cardon
  Secretary / Treasurer

BOARD OF DIRECTORS



Kelvyn H. Cullimore, Jr.
Chairman, President and CEO



Larry K. Beardall
Executive Vice President of Sales and Marketing and Director



E. Keith Hansen, M.D.
Director



Joseph H. Barton
Director



Howard L. Edwards
Director



Val J. Christensen
Director

OVERVIEW

Our principal business is the design, manufacture, marketing and distribution of physical medicine products and aesthetic products. We currently sell approximately 2,000 physical medicine and aesthetic products through a network of national and international independent dealers, direct relationships with certain national accounts, and a full-line catalog. We manufacture approximately 20% of the physical medicine products and 15% of the aesthetic products in our product line. The remainder of the products are manufactured by third parties for whom Dynatronics acts as a distributor.

Sales of manufactured physical medicine products in both fiscal years 2006 and 2005 represented approximately 75% of the Company's physical medicine product sales, with the balance each year sold by the Company as a distributor. Sales of manufactured aesthetic products in fiscal years 2006 and 2005 represented approximately 96% of the Company's aesthetic product sales each year, with the balance sold by the Company as a distributor. The majority of the Company's revenues are generated from the sale of its manufactured products because demand for these products is much greater and because the average selling price of our manufactured products is significantly higher than distributed products.

Sales of all physical medicine products represented 87% of total revenues in 2006 compared to 85% in 2005, while sales of aesthetic products accounted for 7% of total revenues in 2006 and 9% of total revenues in 2005. Chargeable repairs, billable freight revenue and other miscellaneous revenue accounted for 6% of total revenues in both 2006 and 2005.

The manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products are regulated by both national and local governmental agencies in the United States and other countries, including the FDA. In addition, the FTC regulates our advertising and other forms of product promotion and marketing. Failure to comply with applicable FDA, FTC or other regulatory requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, criminal prosecutions, limits on advertising, consumer redress, divestiture of assets, and rescission of contracts.

SELECTED FINANCIAL DATA

The table below summarizes selected financial data contained in the Company's audited financial statements for the past six fiscal years. The financial statements for the fiscal years ended June 30, 2006 and 2005 are included with this report.

SELECTED FINANCIAL DATA

	Fiscal Year Ended June 30		
	2006	2005	2004
Net Sales	$ 19,513,136	$ 20,404,368	$ 20,587,273
Net Income	$ 194,031	$ 728,816	$ 883,300
Net Income per share (diluted)	$ .02	$ .08	$ .10
Working Capital	$ 7,390,147	$ 7,043,854	$ 6,300,582
Total Assets	$ 14,523,655	$ 13,459,723	$ 14,272,579
Long-term Obligations	$ 2,637,263	$ 1,914,490	$ 2,034,854

	Fiscal Year Ended June 30		
	2003	2002	2001
Net Sales	$ 16,896,992	$ 17,133,953	$ 17,460,789
Net Income	$ 24,799	$ 316,101	$ 334,179
Net Income per share (diluted)	$ .00	$ .04	$ .04
Working Capital	$ 5,516,720	$ 5,484,167	$ 4,971,946
Total Assets	$ 12,713,029	$ 12,508,202	$ 13,560,347
Long-term Obligations	$ 2,203,779	$ 2,331,698	$ 2,174,348

FISCAL YEAR 2006 COMPARED TO FISCAL YEAR 2005

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Audited Financial Statements and Notes thereto appearing elsewhere in this report.

NET SALES

Total net sales for the year ended June 30, 2006 were $19,513,136, compared to $20,404,368 during fiscal year 2005. The majority of the reduction in sales in fiscal year 2006 was due to approximately $629,600 of lower sales of the Company's Synergie aesthetic products. Reduced sales of aesthetic equipment are primarily attributable to certain dealers deciding to drop high-dollar capital equipment from their product offerings. Strategies are being implemented with the intention of restoring these lost sales, although there can be no assurance that the strategies will be successful. In addition, we had approximately $458,600 in lower sales of older "50 Series" products. Approximately $469,000 in higher sales of traction equipment and metal treatment tables during 2006 partially offset the decrease in overall sales. The increase in sales of traction equipment and metal treatment tables was due to the new DX9 traction and light therapy package which was introduced during fiscal year 2006. This package combines the Company's TX900 traction unit with the new Dynatron 702 Infrared Light Therapy device and the new DT4X motorized traction therapy table.

GROSS PROFIT

During fiscal year 2006, gross profit was $7,291,761 or 37.4% of net sales compared to $8,299,289 or 40.7% of net sales in 2005. The decrease in gross margin in 2006 reflects lower sales of high-margin Synergie devices and legacy "50 Series" products, which carry average gross margins in excess of 50%. In addition, a shift in product mix toward sales of lower margin medical supply products, traction equipment and treatment tables contributed to the decrease in gross margin as a percent of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative (SG&A) expenses for the year ended June 30, 2006 were $5,239,462 or 26.9% of net sales compared to $5,748,529 or 28.2% of net sales in 2005. Total SG&A expenses in 2006 decreased by $509,067 or 8.9% compared to 2005.

The primary components affecting SG&A expenses in fiscal year 2006 compared to 2005 were:

- Approximately $161,000 in lower labor costs.
- Approximately $187,600 in lower selling expenses.
- Approximately $247,500 in lower incentive compensation expenses.
- Partially offsetting the reduction in SG&A expenses were $42,000 in higher health insurance premiums.

Research and Development

In fiscal year 2006, we invested heavily in R&D in order to develop our next-generation products. We spent a company record $1,756,281 developing new, state-of-the-art equipment during the year. This compares to $1,302,722 spent in fiscal year 2005. During fiscal year 2006, we increased the size of our engineering department in order to develop several new products. Among the new products developed during the year were the Dynatron Xp light pad, the Dynatron 702 light therapy device, the Dynatron iBox iontophoresis device, as well as two light probes. We also spent time developing the Dynatron X3 and DX2 units, which were introduced in the first quarter of fiscal 2007, and the T4 and T3 motorized therapy tables, scheduled for introduction in the second quarter of fiscal 2007. Dynatronics intends to continue to develop several new products in fiscal year 2007 and beyond in order to position the Company for growth. R&D expenses represented approximately 9.0% and 6.4% of the net sales of the Company in 2006 and 2005, respectively. R&D costs are expensed as incurred.

Pre-Tax Profit

Pre-tax profit for the year ended June 30, 2006 was $209,221 compared to $1,150,856 in 2005. Lower sales and gross profit generated during fiscal year 2006, together with higher R&D costs, decreased overall profits during the year. These factors were partially offset by lower SG&A expenses.

Income Tax

Income tax expense for the year ended June 30, 2006 was $15,190 compared to $422,040 in 2005. The effective tax rate for 2006 was 7.3% compared to an effective tax rate for 2005 of 36.7%. The income tax accrual rate in fiscal year 2006 was different than the prior year due to a change in the valuation allowance for research and development credits and certain other items.

Net Income

Net income for the year ended June 30, 2006 was $194,031 ($.02 per share), compared to $728,816 ($.08 per share) in fiscal 2005. The addition of new R&D personnel and the ramp up in new product development have all added costs to the past year, but we believe they have also provided a launching pad for future growth in sales and profits.

Liquidity and Capital Resources

The Company has financed its operations through cash reserves, available borrowings under its line of credit, and from cash provided by operations. The Company had working capital of $7,390,147 at June 30, 2006, inclusive of the current portion of long-term obligations and credit facilities, compared to working capital of $7,043,854 at June 30, 2005.

Accounts Receivable

Trade accounts receivable, net of allowance for doubtful accounts, remained constant at $3,022,991 at June 30, 2006 compared to $3,006,315 at June 30, 2005. Management anticipates accounts receivable could increase in future periods due to the planned introduction and sales of new products in fiscal year 2007.

Trade accounts receivable represent amounts due from the Company's dealer network and from medical practitioners and clinics. We estimate that the allowance for doubtful accounts is adequate based on our historical knowledge and relationships with these customers. Accounts receivable are generally collected within 30 days of the agreed terms.

Inventories

Inventories, net of reserves, at June 30, 2006 increased $270,467 to $4,982,990 compared to $4,712,523 at June 30, 2005. Management expects that inventories will likely be maintained at current levels over the course of the next fiscal year.

Goodwill

Goodwill at June 30, 2006 and June 30, 2005 was $789,422. Beginning July 1, 2002, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.* In compliance with SFAS 142, management utilized standard principles of financial analysis and valuation, including transaction value, market value and income value methods, to arrive at a reasonable estimate of the fair value of the Company in comparison to its book value. The Company has determined it has one reporting unit. As of July 1, 2002 and June 30, 2006, the fair value of the Company exceeded the book value of the Company. Therefore, there was no indication of impairment upon adoption of SFAS No. 142 or at June 30, 2006. Management is primarily responsible for the FAS 142 valuation determination and performed the annual impairment assessment during the Company's fourth quarter.

Accounts Payable

Accounts payable remained relatively constant at $593,016 at June 30, 2006 compared to $605,788 at June 30, 2005. All accounts payable are within term. We continue to take advantage of available early payment discounts when offered.

Accrued Expenses

Accrued expenses decreased by $35,809 to $536,131 at June 30, 2006 compared to $571,940 at June 30, 2005. The decrease in accrued expenses is related primarily to the timing of our June 2005 national dealer meeting and accrued expenses for sales incentive programs. In 2006, the sales incentive programs were completed earlier in the year. Our sales incentives are primarily comprised of special pricing and/or discounts, which are recognized as a reduction of revenue in the year incurred.

Accrued Payroll & Benefit Expenses

Accrued payroll & benefit expenses decreased by $113,714 to $254,453 at June 30, 2006 compared to $368,167 at June 30, 2005. The decrease in accrued payroll & benefit expenses is related to lower accrued bonuses for employees and officers, and amounts accrued for directors for their services for fiscal year 2006 compared to 2005.

Cash

The Company's cash position was $423,184 at June 30, 2006 compared to $472,899 at June 30, 2005. The Company believes that its current cash balances, amounts available under its line of credit and cash provided by operations will be sufficient to cover its operating needs in the ordinary course of business for the next twelve months. If we experience an adverse operating environment or unusual capital expenditure requirements, additional financing may be required. However, no assurance can be given that additional financing, if required, would be available on favorable terms.

Line of Credit

The Company maintains a revolving line of credit with a commercial bank in the amount of $4,500,000. The outstanding balance on our line of credit was $577,232 at June 30, 2006 compared to $264,761 at June 30, 2005. Interest on the line of credit is based on the bank's prime rate, which at June 30, 2006, equaled 8.25%. The line of credit is collateralized by accounts receivable and inventories. Borrowing limitations are based on 30% of eligible inventory and up to 80% of eligible accounts receivable. At June 30, 2006, the maximum borrowing base was calculated to be approximately $3.8 million. The line of credit is renewable bi-annually on December 15, 2007 and includes covenants requiring the Company to maintain certain financial ratios. As of June 30, 2006, the Company was in compliance with all loan covenants.

The current ratio was 4.3 to 1 at June 30, 2006 compared to 4.5 to 1 at June 30, 2005. Current assets represent 66% of total assets at June 30, 2006.

Debt

Long-term debt excluding current installments totaled $2,023,410 at June 30, 2006 compared to $1,330,325 at June 30, 2005. The Company expanded its Tennessee facility and refinanced the property during fiscal year 2006. Long-term debt is comprised primarily of the mortgage loans on our office and manufacturing facilities in Utah and Tennessee. The principal balance on the mortgage loans is approximately $2.2 million with monthly principal and interest payments of $29,320.

Inflation and Seasonality

The Company's revenues and net income from continuing operations have not been unusually affected by inflation or price increases for raw materials and parts from vendors.

The Company's business operations are not materially affected by seasonality factors.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and risks related to these policies on our business operations are discussed in this Management's Discussion and Analysis where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Notes to the Audited Financial Statements contained in this annual report. In all material respects, management believes that the accounting principles that are utilized conform to accounting principles generally accepted in the United States of America.

The preparation of this annual report requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses reported in our Audited Financial Statements. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, we evaluate these estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Inventory Reserves

The nature of our business requires that we maintain sufficient inventory on hand at all times to meet the requirements of our customers. We record finished goods inventory at the lower of standard cost, which approximates actual costs (first-in, first-out) or market. Raw materials are recorded at the lower of cost (first-in, first-out) or market. Inventory valuation reserves are maintained for the estimated impairment of the inventory. Impairment may be a result of slow moving or excess inventory, product obsolescence or changes in the valuation of the inventory. In determining the adequacy of reserves, we analyze the following, among other things:

- Current inventory quantities on hand.
- Product acceptance in the marketplace.
- Customer demand.
- Historical sales.
- Forecast sales.
- Product obsolescence.
- Technological innovations.

Any modifications to estimates of inventory valuation reserves are reflected in the cost of goods sold within the statements of income during the period in which such modifications are determined necessary by management. At June 30, 2006 and 2005, our inventory valuation reserve balance, which established a new cost basis, was $383,492 and $368,167, respectively, and our inventory balance was $4,982,990 and $4,712,523 net of reserves, respectively.

Revenue Recognition

Our products are sold primarily to customers who are independent distributors and equipment dealers. These distributors resell the products, typically to end users, including physical therapists, professional trainers, athletic trainers, chiropractors, medical doctors and aestheticians. Sales revenues are recorded when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

Allowance for Doubtful Accounts

We must make estimates of the collectibility of accounts receivable. In doing so, we analyze historical bad debt trends, customer credit worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $3,022,991 and $3,006,315, net of allowance for doubtful accounts of $244,238 and $252,509, at June 30, 2006 and June 30, 2005, respectively.

Business Plan and Outlook

During fiscal year 2006, we continued to focus our efforts on the development of new products for the rehabilitation and aesthetics markets while, at the same time, strengthening our channels of distribution and improving operating efficiencies.

During the year, we introduced several new products, including the Dynatron Xp Infrared Light Pad, which allows unattended therapy of large segments of the body such as the back, thigh or shoulder. We also began shipping the Dynatron iBox, a new transdermal drug delivery device for iontophoresis that we believe is the most technologically advanced product of its kind on the market. In addition, we began shipping the Dynatron 702, a stand-alone light therapy device that simplifies infrared light therapy treatments. We also began offering a unique package of Dynatron modalities referred to as the DX9 package. This package includes a Dynatron TX900 traction device, related traction accessories, a Dynatron 702 Infrared Light Therapy device and the DT4X motorized traction therapy table. Combining the pain relieving characteristics of infrared light therapy as offered through our new Xp Light Pad, with the traditional benefits of decompression therapy through traction, has made our DX9 traction system one of the most unique products of its kind on the market. It is designed to provide practitioners a more effective way to relieve pain using combination therapy.

We also introduced two new light probes to the market during fiscal year 2006 – the Dynatron 880Plus light therapy probe which generates twice the power output of its predecessor model, and the Dynatron 405 combination blue/IR light probe.

In July 2006, we introduced the Dynatron X3, a unit that offers multiple light therapy applications due to its ability to operate two Xp Infrared Light Pads or a light therapy probe with a light pad simultaneously. This device incorporates touch screen technology for easy interface with the practitioner.

In September 2006, we introduced the DX2 combination traction and light therapy device. It is Dynatronics' first proprietary traction device and incorporates not only touch screen technology, but other unique and proprietary technology that will facilitate traction and decompression therapy. We believe it is the only unit on the market that offers traction and infrared light therapy from the same device. To support this product, we plan to introduce a new traction therapy table, the Dynatron T4, which we expect will be one of the best value tables on the market for traction and decompression therapy. The T4 and DX2 will typically be sold together as a package. We also plan to introduce a new 3-section treatment table called the T3 in the quarter ending December 31, 2006.

In fiscal year 2006, the Company developed its own proprietary iontophoresis device – the Dynatron iBox – which is capable of delivering two treatments simultaneously. In addition, the Company began distribution in September 2006 of a line of proprietary iontophoresis electrodes with the brand name of Dynatron Ion electrodes.

Another important part of our strategic plan is the further expansion of worldwide marketing efforts. Over the past two years, international sales have been maintained above the $1 million level, or approximately 5% of net sales, and we continue to press forward seeking additional opportunities for international expansion. The Company's Salt Lake City operation, where all electrotherapy, ultrasound, STS devices, light therapy and Synergie products are manufactured, is certified to ISO 13485, an internationally recognized standard of excellence in medical device manufacturing. This designation is an important requirement in obtaining the CE Mark certification, which allows us to market our products in the European Union and other foreign countries.

We continue efforts to promote our line of aesthetic equipment which includes the Synergie AMS device for dermal massage, the Synergie MDA device for microdermabrasion, and the Synergie LT device, an infrared light therapy unit designed specifically for aesthetic applications. In September 2006, we hired a new, experienced sales manager for the aesthetic department. During fiscal year 2007, we plan to redesign our Synergie product line and make it more attractive to the international market. We also plan to develop and introduce additional products for the aesthetic market. Recent interest by medical spas in the use of other physical therapy modalities such as electrotherapy, ultrasound and light therapy in aesthetic applications has opened new potential for crossover of physical medicine modalities into the aesthetics market. This presents a unique opportunity for us to grow sales of new aesthetic products with little additional R&D effort since the products have already been developed for the physical medicine markets. We are also considering new methods of distribution to boost sales that have lagged due to reduced dealer interest in capital equipment.

Dynatronics continues to look for strategic business opportunities that would enhance shareholder value. Such opportunities could take the form of acquisitions, exclusive marketing agreements, mergers or asset acquisitions. Such opportunities are unique and often difficult to structure. Nevertheless, Dynatronics considers this an important potential avenue for growth.

Based on our defined strategic initiatives, we are focusing our resources in the following areas:

- Reinforcing our position in the physical medicine market through an aggressive research and development campaign that will result in the introduction of important new products, both high tech and commodity, in fiscal year 2007. However, it is expected that the intensity of R&D investment will diminish somewhat in 2007 compared to 2006.
- Increasing sales of Solaris devices through the introduction of new light therapy accessories and by developing new markets for light therapy applications.
- Improving sales and distribution of rehabilitation products domestically through strengthened relationships with dealers, particularly the high-volume specialty dealers.
- Improving distribution of aesthetic products domestically and exploring the opportunities to introduce more products into the aesthetics market.
- Expanding distribution of both rehabilitation and aesthetic products internationally.
- Seeking strategic partnerships to further expand our presence in and market share of the physical rehabilitation and the aesthetics markets.

FORWARD-LOOKING STATEMENTS

When used in this report, the words "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements within the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Risks and circumstances that may cause actual results to vary from the Company's expectations include all of the risk factors set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006.

MARKET INFORMATION

The common stock of the Company is listed on the Nasdaq Capital Market (symbol: DYNT). The following table shows the range of high and low sale prices for the common stock as quoted on the Nasdaq system for the quarterly periods indicated.

	Year Ended June 30,			
	2006		2005	
	High	Low	High	Low
1st Quarter (July-September)	$2.02	$1.55	$2.42	$1.30
2nd Quarter (October-December)	$1.70	$1.32	$2.15	$1.40
3rd Quarter (January-March)	$1.76	$1.36	$2.82	$1.59
4th Quarter (April-June)	$1.75	$1.12	$2.24	$1.53

SHAREHOLDERS

As of September 18, 2006, the approximate number of common stock shareholders of record was 440. This number does not include beneficial owners of shares held in "nominee" or "street" name. Including beneficial owners, we estimate that the total number of shareholders exceeds 2,000.

DIVIDENDS

The Company has never paid cash dividends on its common stock. Our anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the development of the business.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the balance sheet of Dynatronics Corporation as of June 30, 2006 and 2005, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynatronics Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

TANNER LC

Salt Lake City, Utah
September 27, 2006

BALANCE SHEETS – JUNE 30, 2006 AND 2005

ASSETS	2006	2005
Current assets:		
Cash	$ 423,184	472,899
Trade accounts receivable, less allowance for doubtful accounts of $244,238 at June 30, 2006 and $252,509 at June 30, 2005	3,022,991	3,006,315
Other receivables	216,847	91,129
Inventories, net	4,982,990	4,712,523
Prepaid expenses	505,786	386,935
Prepaid income taxes	65,869	21,701
Deferred tax asset - current	387,830	384,077
Total current assets	9,605,497	9,075,579
Property and equipment, net	3,671,216	3,221,944
Goodwill, net of accumulated amortization of $649,792 at June 30, 2006 and at June 30, 2005	789,422	789,422
Other assets	457,520	372,778
	$ 14,523,655	13,459,723
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current installments of long-term debt	$ 254,518	221,069
Line of credit	577,232	264,761
Accounts payable	593,016	605,788
Accrued expenses	536,131	571,940
Accrued payroll and benefit expenses	254,453	368,167
Total current liabilities	2,215,350	2,031,725
Long-term debt, excluding current installments	2,023,410	1,330,325
Deferred compensation	388,250	360,518
Deferred tax liability - noncurrent	225,603	223,647
Total liabilities	4,852,613	3,946,215
Commitments		
Stockholders' equity:		
Common stock, no par value. Authorized 50,000,000 shares; issued 9,034,566 shares at June 30, 2006 and 9,015,128 shares at June 30, 2005	2,746,503	2,779,000
Deferred stock compensation	(4,000)	-
Retained earnings	6,928,539	6,734,508
Total stockholders' equity	9,671,042	9,513,508
	$ 14,523,655	13,459,723

See accompanying notes to financial statements.

STATEMENTS OF INCOME – YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
Net sales	**$ 19,513,136**	20,404,368
Cost of sales	**12,221,375**	12,105,079
Gross profit	**7,291,761**	8,299,289
Selling, general, and administrative expenses	**5,239,462**	5,748,529
Research and development expenses	**1,756,281**	1,302,722
Operating income	**296,018**	1,248,038
Other income (expense):		
Interest income	**10,714**	9,377
Interest expense	**(163,287)**	(139,482)
Other income, net	**65,776**	32,923
Total other income (expense)	**(86,797)**	(97,182)
Income before income taxes	**209,221**	1,150,856
Income tax expense	**15,190**	422,040
Net income	**$ 194,031**	728,816
Basic net income per common share	**$ 0.02**	0.08
Diluted net income per common share	**$ 0.02**	0.08
Weighted average basic and diluted common shares outstanding		
Basic	**9,019,416**	8,973,911
Diluted	**9,170,270**	9,213,808

See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY – YEARS ENDED JUNE 30, 2006 AND 2005

	Common Stock	Deferred Stock Compensation	Retained Earnings	Total Stockholders' Equity
Balances at June 30, 2004	$ 2,670,404	-	6,005,692	8,676,096
Issuance of 58,440 shares of common stock upon exercise of employee stock options	53,801	-	-	53,801
Issuance of 25,000 common stock options for services	29,700	-	-	29,700
Income tax benefit disqualifying disposition of employee stock options	25,095	-	-	25,095
Net income	-	-	728,816	728,816
Balances at June 30, 2005	2,779,000	-	6,734,508	9,513,508
Issuance of 14,238 shares of common stock upon exercise of employee stock options	15,797	-	-	15,797
Redeemed 46,393 shares of common stock	(59,449)	-	-	(59,449)
Income tax benefit disqualifying disposition of employee stock options	3,155	-	-	3,155
Issuance of 5,200 shares of restricted stock to outside directors	8,000	-	-	8,000
Deferred restricted stock compensation	-	(4,000)	-	(4,000)
Net income	-	-	194,031	194,031
Balances at June 30, 2006	$ 2,746,503	(4,000)	6,928,539	9,671,042

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS – YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net income	**$ 194,031**	728,816
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization of property and equipment	**354,220**	372,332
Other amortization	**7,324**	7,324
Provision for doubtful accounts	**48,000**	96,000
Provision for inventory obsolescence	**252,000**	276,000
Provision for warranty reserve	**280,085**	169,321
Provision for deferred compensation	**27,732**	29,496
Compensation expense on stock and options	**4,000**	29,700
Change in operating assets and liabilities:		
Receivables	**(190,394)**	620,189
Inventories	**(522,467)**	(300,726)
Prepaid expenses and other assets	**(210,916)**	(3,420)
Deferred tax asset	**(1,797)**	24,570
Accounts payable and accrued expenses	**(442,381)**	(173,207)
Prepaid income taxes	**(41,013)**	21,701
Income tax payable	**-**	(218,601)
Net cash provided by (used in) operating activities	**(241,576)**	1,679,495
Cash flows from investing activities:		
Capital expenditures	**(804,992)**	(284,162)
Proceeds from sale of assets	**1,500**	(31)
Net cash used in investing activities	**(803,492)**	(284,193)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	**1,530,000**	-
Principal payments on long-term debt	**(803,466)**	(209,457)
Net change in line of credit	**312,471**	(1,339,774)
Proceeds from issuance of common stock	**15,797**	53,801
Redemption of common stock	**(59,449)**	-
Net cash provided by (used in) financing activities	**995,353**	(1,495,430)
Net change in cash	**(49,715)**	(100,128)
Cash at beginning of year	**472,899**	573,027
Cash at end of year	**$ 423,184**	472,899
Supplemental disclosures of cash flow information:		
Cash paid for interest	**$ 156,723**	138,304
Cash paid for income taxes	**58,000**	594,370
Supplemental disclosure of non-cash investing and financing activities:		
Common stock issued for directors fees	**8,000**	-
Income tax benefit from non-employee exercise of stock options	**3,155**	25,095

See accompanying notes to financial statements.

(1) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation
Dynatronics Corporation (the Company) manufactures, markets, and distributes a broad line of therapeutic, diagnostic, and rehabilitation equipment, medical supplies and soft goods, treatment tables and aesthetic medical devices to an expanding market of physical therapists, podiatrists, orthopedists, chiropractors, plastic surgeons, dermatologists, and other medical professionals. The products are distributed primarily through dealers in the United States and Canada, with additional distribution in foreign countries.

(b) Cash Equivalents
For purposes of the combined statements of cash flows, all highly liquid investments with maturities of three months or less are considered to be cash equivalents. There were no significant cash equivalents as of June 30, 2006 and 2005.

(c) Inventories
Finished goods inventories are stated at the lower of standard cost, which approximates actual cost (first-in, first-out), or market. Raw materials are stated at the lower of cost (first-in, first-out), or market.

(d) Trade Accounts Receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. All account balances are reviewed on an individual basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(e) Property and Equipment
Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of related assets. The building and its component parts are being depreciated over their estimated useful lives that range from 5 to 31.5 years. Estimated lives for all other depreciable assets range from 3 to 7 years.

(f) Goodwill and Long-Lived Assets
Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, as of July 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Management is primarily responsible for the SFAS No. 142 valuation determination. In compliance with SFAS No. 142, management utilizes standard principles of financial analysis and valuation including: transaction value, market value, and income value methods to arrive at a reasonable estimate of the fair value of the Company in comparison to its book value. The Company has determined it has one reporting unit. As of July 1, 2002, the fair value of the Company exceeded the book value of the Company. Therefore, there was not an indication of impairment upon adoption of SFAS No. 142. Management performed its annual impairment assessment during the Company's fourth quarter of fiscal year 2006 and 2005 and has determined there is not an indication of impairment. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over 15 and 30 years.

(g) Revenue Recognition
Sales are generally recorded when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

(h) Research and Development Costs
Research and development costs are expensed as incurred.

(i) Product Warranty Reserve
Costs estimated to be incurred in connection with the Company's product warranty programs are charged to expense as products are sold based on historical warranty rates.

(j) Earnings per Common Share
Basic earnings per common share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per common share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the period.

A reconciliation between the basic and diluted weighted average number of common shares for 2006 and 2005 is summarized as follows:

	2006	2005
Basic weighted average number of common shares outstanding during the year	9,019,416	8,973,911
Weighted average number of dilutive common stock options outstanding during the year	150,854	239,897
Diluted weighted average number of common and common equivalent shares outstanding during the year	9,170,270	9,213,808

Outstanding options not included in the computation of diluted net income per share based on the treasury stock method total 675,638 and 188,092 as of June 30, 2006 and 2005, respectively, because to do so would have been antidilutive.

(k) Income Taxes
The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Stock-Based Compensation
The Company employs the footnote disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* SFAS No. 123 encourages entities to adopt a fair-value-based method of accounting for stock options or similar equity instruments. However, it also allows an entity to continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). The Company has elected to apply the provisions of APB 25 and provide pro forma footnote disclosures required by SFAS No. 123. Accordingly, no compensation expense has been recognized for the stock option plan. (See note 11). Had compensation expense for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:

	Year ended June 30, 2006	Year ended June 30, 2005
Net income as reported	$ **194,031**	728,816
Less: pro forma adjustment for stock based compensation, net of income tax	**(563,489)**	(44,042)
Pro forma net income (loss)	$ **(369,458)**	684,774
Basic net income (loss) per share:		
As reported	$ **0.02**	0.08
Effect of pro forma adjustment	**(0.06)**	-
Pro forma	**(0.04)**	0.08
Diluted net income (loss) per share:		
As reported	**0.02**	0.08
Effect of pro forma adjustment	**(0.06)**	(0.01)
Pro forma	$ **(0.04)**	0.07

The Company has no employee stock-based compensation expense since stock options have exercise prices at least equal to the market price of the Company's stock on the grant date.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	June 30	
	2006	**2005**
Expected dividend yield	**0%**	0%
Expected stock price volatility	**70-88%**	86-89%
Risk-free interest rate	**4.14 - 4.98%**	3.68 - 4.45%
Expected life of options	**5 - 10 years**	5 - 7 years

The weighted average fair value of options granted during 2006 and 2005 was $1.22 and $1.31, respectively.

On May 19, 2006 the Board of Directors accelerated the vesting of certain unvested stock options awarded to employees and officers under the Company's stock option plan. The Company took this action to avoid an accounting charge (as compensation expense) for these options starting in the quarter ending September 30, 2006, as required by FAS 123(R). A portion of the increase in proforma compensation expense in fiscal 2006, as shown above, is a result of the vesting acceleration.

(m) Concentration of Risk
In the normal course of business, the Company provides unsecured credit terms to its customers. Most of the Company's customers are involved in the medical industry. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risks on cash or cash equivalents.

(n) Operating Segments
The Company operates in one line of business, the development, marketing, and distribution of a broad line of medical products for the physical therapy and aesthetics markets. As such, the Company has only one reportable operating segment as defined by SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

The Company groups their sales into physical medicine products and aesthetic products. Physical medicine products consisted of 87% of net sales for the year ended June 30, 2006 and 85% for the year ended June 30, 2005. Aesthetics products consisted of 7% and 9% of net sales for years ended June 30, 2006 and 2005, respectively. Chargeable repairs, billable freight and other miscellaneous revenue account for the remaining 6% of total revenues in both years ended June 30, 2006 and 2005, respectively.

(o) Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment; valuation

allowances for receivables, income taxes, and inventories; accrued product warranty reserve; and estimated recoverability of goodwill. Actual results could differ from those estimates.

(p) Fair Value Disclosure

The carrying value of accounts receivable, accounts payable, accrued expenses, and line of credit approximates their estimated fair value due to the relative short maturity of these instruments. The carrying value of long-term debt approximates its estimated fair value due to recent issuance of the debt or the existence of interest rate reset provisions.

(q) Advertising Cost

Advertising costs are expensed as incurred except for catalogs. Catalogs are recorded as prepaid supplies until they are no longer owned or expected to be used, at which time they are recorded as advertising expense. Advertising expense for the years ended June 30, 2006 and 2005 was approximately $186,000 and $232,000, respectively. No prepaid supplies consisted of catalogs as of *June 30, 2006 and 2005.*

(2) INVENTORIES

Inventories consist of the following:

	2006	2005
Raw materials	**$ 3,034,919**	2,671,255
Finished goods	**2,331,563**	2,409,435
Inventory reserve	**(383,492)**	(368,167)
	$ 4,982,990	4,712,523

(3) PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2006	2005
Land	**$ 354,743**	354,743
Buildings	**3,590,088**	2,921,127
Machinery and equipment	**1,481,796**	1,560,010
Office equipment	**1,059,664**	1,011,101
Vehicles	**94,290**	94,290
	6,580,581	5,941,271
Less accumulated depreciation and amortization	**2,909,365**	2,719,327
	$ 3,671,216	3,221,944

(4) PRODUCT WARRANTY RESERVE

A reconciliation of the changes in the product warranty reserve, which is include in accrued expenses, consists of the following:

	2006	2005
Beginning product warranty reserve balance	**$ 208,000**	184,000
Warranty repairs	**(280,085)**	(145,322)
Warranties issued	**138,975**	139,324
Changes in estimated warranty costs	**141,110**	29,998
Ending product warranty reserve balance	**$ 208,000**	208,000

(5) LINE OF CREDIT

The Company has a revolving line of credit facility with a commercial bank in the amount of $4.5 million. Borrowing limitations are based on 30% of eligible inventory and up to 80% of eligible accounts receivable. At June 30, 2006 and 2005, the outstanding balance was *approximately $577,000 and $265,000, respectively. The line of credit is collateralized by* inventory and accounts receivable and bears interest at the bank's "prime rate," (8.25% and 6.25% at June 30, 2006 and 2005, respectively). This line is subject to bi-annual renewal and matures on December 15, 2007. Accrued interest is payable monthly.

(6) LONG-TERM DEBT

Long-term debt consists of the following:

	2006	2005
6.44% promissory note secured by trust deed on real property, maturing January 2021, payable in monthly installments of $13,278	**$ 1,504,394**	-
6.21% promissory note secured by a trust deed on real property, maturing November 2013, payable in decreasing installments currently at $7,373	**498,159**	550,191
5.84% promissory note secured by a trust deed on real property, payable in monthly installments of $8,669 through November 2008	**233,422**	320,791
8.87% promissory note secured by fixed assets, payable in monthly installments of $3,901 through May 2007	**41,435**	83,683
6.75% promissory note secured by building, maturing May 2017, payable in monthly installments beginning at $5,641	-	594,227
Other notes payable	**518**	2,502
Total long-term debt	**2,277,928**	1,551,394
Less current installments	**254,518**	221,069
Long-term debt, excluding current installments	**$ 2,023,410**	1,330,325

The aggregate maturities of long-term debt for each of the years subsequent to 2006 are as follows: 2007, $254,518; 2008, $225,940; 2009, $177,300; 2010, $144,652; 2011, $154,080 and thereafter $1,321,438.

(7) LEASES

The Company leases vehicles under noncancelable operating lease agreements. Rent expense for the years ended June 30, 2006 and 2005 was $29,765 and $23,664, respectively. Future minimum rental payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of 2006 are as follows: 2007, $28,729; 2008, $20,888 and 2009, $7,702.

(8) Goodwill and Other Intangible Assets

Goodwill. The cost of acquired companies in excess of the fair value of the net assets and purchased intangible assets at acquisition date is recorded as goodwill. As of June 30, 2002, the Company had net goodwill $789,422 arising from the acquisition of Superior Orthopaedic Supplies, Inc. on May 1, 1996 and the exchange of Dynatronics Laser Corporation common stock for a minority interest in Dynatronics Marketing Corporation on June 30, 1983.

License Agreement. Identifiable intangible assets, included in other assets, consist of a license agreement entered into on August 16, 2000 for a certain concept and process relating to a patent. The license agreement is being amortized over ten years on a straight-line basis. The following table sets forth the gross carrying amount, accumulated amortization, and net carrying amount of the license agreement:

	As of June 30, 2006	As of June 30, 2005
Gross carrying amount	**$ 73,240**	73,240
Accumulated amortization	**42,724**	35,400
Net carrying amount	**$ 30,516**	37,840

Amortization expense associated with the license agreement was $7,324 for 2006 and 2005. Estimated amortization expense for the existing license agreement is expected to be $7,324 for each of the fiscal years ending June 30, 2007 through June 30, 2010.

(9) Income Taxes

Income tax expense (benefit) for the years ended June 30 consists of:

	Current	Deferred	Total
2006:			
U.S. federal	$ (3,724)	(1,556)	(5,280)
State and local	20,711	(241)	20,470
	$ 16,987	(1,797)	15,190
2005:			
U.S. federal	$ 332,838	21,278	354,116
State and local	64,632	3,292	67,924
	$ 397,470	24,570	422,040

Actual income tax expense differs from the "expected" tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes) as follows:

	2006	2005
Expected tax expense	**$ 71,135**	391,291
State taxes, net of federal tax benefit	**11,206**	64,632
Officers' life insurance	**(3,278)**	(3,239)
Extraterritorial income exclusion	**(7,662)**	(7,480)
Other, net	**(56,211)**	(23,164)
	$ 15,190	422,040

Deferred income tax assets and liabilities related to the tax effects of temporary differences are as follows:

	2006	2005
Net deferred tax asset – current:		
Inventory capitalization for income tax purposes	**$ 63,523**	64,640
Inventory reserve	**143,043**	137,326
Warranty reserve	**77,584**	77,584
Accrued product liability	**12,580**	10,341
Allowance for doubtful accounts	**91,100**	94,186
Total deferred tax asset – current	**$ 387,830**	384,077
Net deferred tax asset (liability) – non-current:		
Deferred compensation	**$ 144,817**	134,473
Property and equipment, principally due to differences in depreciation	**(373,052)**	(361,409)
Non-compete and goodwill	**2,632**	3,289
Total deferred tax liability – non-current	**$ (225,603)**	(223,647)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(10) MAJOR CUSTOMERS AND SALES BY GEOGRAPHIC LOCATION
During the fiscal years ended June 30, 2006 and 2005, sales to any single customer did not exceed 10% of total net sales.

Sales in the United States and other countries were 95 percent and 5 percent for both fiscal years ended June 30, 2006 and 2005, respectively.

(11) COMMON STOCK
On July 15, 2003, the Company approved an open-market share repurchase program for up to $500,000 of the Company's common stock. During the year ended June 30, 2006, the Company acquired and retired $59,449 of common stock. There were no stock repurchases during fiscal year 2005.

The Company granted options to acquire common stock under its 2005 qualified stock option plan for fiscal 2006 and under its 1992 qualified stock option plan for fiscal 2005. The options are to be granted at not less than 100% of the market price of the stock at the date of grant. Option terms are determined by the board of directors, and exercise dates may range from six months to ten years from the date of grant.

A summary of activity follows:

	2006		2005	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	1,155,839	$ 1.41	723,884	$ 1.15
Options granted	236,374	1.49	564,924	1.70
Options exercised	(14,238)	1.11	(56,880)	0.92
Options canceled or expired	(248,117)	1.42	(76,089)	1.50
Options outstanding at end of year	1,129,858	1.42	1,155,839	1.41
Options exercisable at end of year	1,129,858	1.42	477,330	0.91
Range of exercise prices at end of year	$ 0.66 - 3.00		0.66 - 3.00	

At June 30, 2006, 440,852 shares of common stock were authorized and reserved for issuance, but were not granted under the terms of the stock option plan.

At June 30, 2006 and 2005, the Company has 80,000 options outstanding that were not issued under the Company's stock option plan. The exercise price of the options ranges from $1.08 to $4.00. The options expire during fiscal 2007 through fiscal 2010.

(12) EMPLOYEE BENEFIT PLAN
During 1991, the Company established a deferred savings plan which qualifies under Internal Revenue Code Section 401(k). The plan covers all employees of the Company who have at least six months of service and who are age 20 or older. For 2006 and 2005, the Company made matching contributions of 25% of the first $2,000 of each employee's contribution. The Company's contributions to the plan for 2006 and 2005 were $34,120 and $30,204, respectively. Company matching contributions for future years are at the discretion of the board of directors.

(13) SALARY CONTINUATION AGREEMENTS
As of June 30, 2006 the Company had salary continuation agreements with two key employees. The agreements provide a pre-retirement salary continuation income to the employee's designated beneficiary in the event that the employee dies before reaching age 65. This death benefit amount is the lesser of $75,000 per year or 50% of the employee's salary at the time of death, and continues until the employee would have reached age 65. The agreements also provide the employee with a 15-year supplemental retirement benefit if the employee remains in the employment of the Company until age 65. Estimated amounts to be paid under the agreements are being accrued over the period of the employees' active employment. As of 2006 and 2005, the Company has accrued $388,250 and $360,518, respectively, of deferred compensation under the terms of the agreements.

(14) RECENT ACCOUNTING PRONOUNCEMENTS
On December 16, 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share Based Payment ("SFAS 123R")*. SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R are effective as of the first interim period that begins after December 15, 2005. Accordingly, the Company will implement the revised standard in the first quarter of fiscal year 2007. Currently, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management is assessing the implications of this revised standard and the effect of the adoption of SFAS 123R will have on our financial position, results of operations, or cash flow.

On July 13, 2006, FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB No. 109*, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Accordingly, the Company will implement the revised standard in the first quarter of fiscal year 2008.

CORPORATE INFORMATION

AVAILABILITY OF FORM 10-KSB

Dynatronics Corporation files an Annual Report on Form 10-KSB each year with the Securities and Exchange Commission. A copy of the Form 10-KSB for the fiscal year ended June 30, 2006 may be obtained at no charge by sending a written request to: Mr. Bob Cardon, Secretary/Treasurer, Dynatronics Corporation, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

ANNUAL MEETING

The Company's Annual Shareholders Meeting will be Tuesday, November 28, 2006 at 4:00 p.m. MST at Dynatronics' corporate headquarters, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

GENERAL INFORMATION

Dynatronics Corporation, a Utah corporation organized on April 29, 1983, manufactures, markets and distributes a broad line of therapeutic, diagnostic and rehabilitation equipment, medical supplies and soft goods, treatment tables, and aesthetic massage and microdermabrasion devices to an expanding market of physical therapists, sports medicine practitioners and athletic trainers, chiropractors, podiatrists, orthopedists, plastic surgeons, dermatologists, aestheticians and other medical professionals.

OFFICERS AND DIRECTORS

Kelvyn H. Cullimore, Jr.
Chairman of the Board, President, and CEO

Larry K. Beardall
Executive Vice President of Sales and Marketing and Director

Ronald J. Hatch
Vice President of Research & Development

Terry M. Atkinson, CPA
Chief Financial Officer

Robert J. Cardon
Secretary/Treasurer

E. Keith Hansen, M.D.
Director
OB/GYN-Private Practitioner

Howard L. Edwards
Director
Retired Corporate Secretary, ARCO Company

Val J. Christensen
Director
Executive Vice President & General Counsel, EnergySolutions, LLC

Joseph H. Barton
Director
Retired Sr. Vice President, GranCare Inc.

ACCOUNTANTS, LEGAL COUNSEL AND TRANSFER AGENT

Independent Auditors
Tanner LC
Salt Lake City, Utah

Corporate Legal Counsel
Durham Jones & Pinegar
Salt Lake City, Utah

Intellectual Property Legal Counsel
Kirton & McConkie
Salt Lake City, Utah

Transfer Agent
Interwest Transfer Company
P.O. Box 17136
Salt Lake City, Utah 84117

Dynatronics Corporation Headquarters
7030 Park Centre Drive
Salt Lake City, Utah 84121
1.800.874.6251
http://www.dynatronics.com

THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS RELATING TO ANTICIPATED FINANCIAL PERFORMANCE, PRODUCT DEVELOPMENT AND SIMILAR MATTERS. SECURITIES LAWS PROVIDE A SAFE HARBOR FOR SUCH STATEMENTS. THE COMPANY NOTES THAT RISKS INHERENT IN ITS BUSINESS AND A VARIETY OF FACTORS COULD CAUSE OR CONTRIBUTE TO A DIFFERENCE BETWEEN ACTUAL RESULTS AND ANTICIPATED RESULTS.



DYNATRONICS CORPORATION HEADQUARTERS
7030 PARK CENTRE DRIVE
SALT LAKE CITY, UTAH 84121
1.800.874.6251
HTTP://WWW.DYNATRONICS.COM